Nicholas Merten Work History

Digifox Corp.
2019 – Present
CEO & Founder
Digifox is an all-in-one finance app, with better interest rates and lower fees. As CEO Nicholas is responsible for day-to-day operations of the company, as well as long term strategic direction.

DataDash LLC
August 2017 - Present
CEO & Founder
DataDash is a one-stop shop for all things related to cryptocurrencies, data analytics & science, and spotting global trends through cutting-edge analysis. As CEO Nicholas is responsible for day-to-day operations of the company, as well as long term strategic direction.